Exhibit 99.1

Neptune Provides Corporate Updates and Discusses 2020 Initiatives

LAVAL, QC, Jan. 10, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (Nasdaq: NEPT) (TSX: NEPT), a health and wellness company focused on extraction, purification and formulation of cannabinoids, would like to provide the following corporate updates and outlook ahead of its participation at the Annual ICR Conference in Orlando, Florida being held on January  13-15, 2020, where Neptune's CEO, Michael Cammarata, will present and meet with investors.

Consumer Brands Initiatives
Several efforts have been deployed internally to accelerate the Company's growth in the B2C markets. The official launch of the Forest Remedies™ brand is expected to occur in February 2020, supported by a public relations campaign and a marketing campaign under our partnership with American Media LLC. The launch will consist of hemp-derived wellness products including ingestibles, such as soft gels and oils, topicals and a pet soother. The Forest Remedies™ brand launch will also include aromatherapy products developed in collaboration with International Flavors & Fragrances Inc. ("IFF"). Neptune will first launch Forest Remedies™ online and expects the brand to be available at U.S. retailers shortly thereafter. A media event will be held this spring at IFF's headquarters to celebrate the brand's debut.

Neptune is also rebranding OCEANO³ to Ocean Remedies™, under which the Company's omega-3 products will be commercialized. Other product launches under the Ocean Remedies™ brand are expected this year.

Health Canada License Amendments
At our Sherbrooke facility, the expansion of Neptune's packaging and warehousing capabilities is tracking as planned. Neptune expects to request an amendment to include these packaging and warehousing areas under the Company's license granted by Health Canada, in the near future. Licensing these additional areas is expected to significantly increase Neptune's capabilities to provide turnkey solutions to its customers such as formulation, purification, blending, manufacturing and packaging services. Neptune will also seek to add significant warehouse space, which can be kept at sub-zero temperatures and which should improve logistics to store cannabis biomass and finished products.

Neptune is also in the process of applying to receive permission to sell cannabis products from Health Canada. Upon the addition of the authorization to sell cannabis to the conditions of its license, the Company will be able to sell finished products directly to licensed cannabis distributors and retailers, enabling Neptune to position itself closer to the end customer. Neptune initially expects to launch cannabis products in Canada under its Forest Remedies™, Ocean Remedies™ and Neptune® brands.

The Company will utilize some of its future capacity which has recently become available, due in part to delays in the ramp-up of the Canadian cannabis market, to produce its own finished products.

Production Update
In light of the new cannabis product forms recently allowed in Canada, Neptune is progressing well to broaden its product offering into turnkey solutions for Canadian License Holders ("LHs"). The Company recently produced and shipped cannabinoid-infused powder sachets to a LH customer. In addition, Neptune, in combination with this LH customer, has completed development of cannabinoid-infused teas and commercial production is expected to start soon. These finished products are manufactured at our Sherbrooke facility and several other product forms, including but not limited to, sprays, vape pens, capsules and tinctures are expected to be produced this year.

In recent weeks, following the optimization of our extraction parameters on Neptune's Phase I CO2 extraction equipment, extraction yields at Neptune's Sherbrooke facility have increased by more than 10 percentage points to reach levels above 95% and allowed the team to increase process throughput.

Our Phase II equipment for ethanol extraction represents an improvement over CO2 extraction and allows us to winterize oils through an inline process, eliminating an additional manufacturing step. Management decided to upgrade the coolant system utilized in the Phase II extraction process to be consistent with the Company's standards regarding organic processes and highest possible production standards and is looking at environmentally-friendly alternatives, such as liquid nitrogen, to maintain the intended cold temperatures throughout the manufacturing process. This decision has led to a small delay in reaching Phase II's full extraction capacity. Future capacity utilization will be dependent on market conditions, the pace of growth of the Canadian cannabis market and the success our customers have with the rollout of their cannabis 2.0 products.

The capacity expansion at Neptune's North Carolina SugarLeaf facility is nearing completion, as expected and on budget. With a second centrifuge installed, Neptune will be able to run multiple batches concurrently, providing more flexibility and reducing downtime. Management is putting the final touches to get the facility ready for a Good Manufacturing Practice ("GMP") pre-inspection audit which should occur in the coming weeks. A GMP certification will enable Neptune to broaden its client base. Recently, the R&D teams from both production facilities collaborated to develop an in-house technology to make a water solubility emulsion of cannabinoids. While testing is still undergoing, the initial stability tests were very positive.

Management Additions
Neptune is pleased to welcome Denis Maranda as head of production for the Sherbrooke facility. Mr. Maranda has a Bachelor's degree in Mechanical Engineering from McGill University and a Master's degree in Total Quality, from Concordia' John Molson School of Business. He was previously a Plant Manager at Thyssenkrupp Aerospatiale and worked at Dart Aerospace.

Eric Dodge recently joined Neptune in the role of Senior Brand Manager, with responsibilities to oversee the growth of Forest Remedies and other Neptune's brands. Mr. Dodge holds a Bachelor's degree in Political Science and Economics as well as a Master of Business Administration specializing in Brand and Product Management from the University of Wisconsin – Madison. He was most recently Brand  Manager  – Oral Care Innovation at Tom's of Maine, a subsidiary of Colgate-Palmolive.

To support the Company's consumer brands, Neptune recently hired Tyler Segel as Creative Manager. Mr. Segel will be responsible for creative work on all of Neptune's brands. He previously held the position of Creative Director for Factory North where he worked on the development of the Schmidt's Naturals brand. Mr. Segel holds an Associate Degree in Graphic Design from Portland Community College.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals including legal cannabis and hemp, nutraceutical and consumer packaged goods. Neptune's wholly owned subsidiary, 9354-7537 Quebec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Company also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil® and a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans," or which refer to expectations, projections or other characterizations of future events or circumstances, to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Media Request: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 06:30e 10-JAN-20